[Letterhead of Roth Capital Partners]
June 10, 2011
By EDGAR
Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance 100
F Street, N.E.
Washington, D.C. 20549

Re:	Graymark Healthcare, Inc. Registration Statement on Form S-1 File No. 333-164232
Dear Mr. Riedler:
     Pursuant to Rule 460 of the Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we have effected approximately the following distributions of copies of the Preliminary Prospectus dated June 9, 2011:

Institutional Investors	148
Retail Investors	0
Underwriters and Dealers	14
     The underwriters and dealers of the above issue were advised that they must comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended. The undersigned, as representative, has and will and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Exchange Act.

Sincerely, Roth Capital Partners
By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc:	Michael Rosenthall, Securities and Exchange Commission